April 27, 2018

VIA EDGAR

Division of Investment Management

Securities and Exchange Commission

100 F Street, NE

Washington, DC 20549

Attn: Mr. John Ganley, Esq.

Re:	OFI Carlyle Private Credit Fund (fka OFI Carlyle Global Private Credit Fund), File No. 333-222106 (the “Fund”)

Dear Mr. Ganley:

We are writing in response to telephonic comments provided on March 30, 2018 and April 9, 2018 with respect to the Pre-Effective Amendment No. 1 to the registration statement (the “Registration Statement”) filed on Form N-2 under the Securities Act of 1933, as amended (the “1933 Act”), and the Investment Company Act of 1940, as amended (the “1940 Act”), on February 23, 2018 on behalf of the Fund, a non-diversified, closed-end management investment company that has elected to operate as an interval fund. The Fund has considered your comments and has authorized us, on its behalf, to make the responses and changes discussed below to the Registration Statement.

On behalf of the Fund, set forth below are the SEC staff’s comments along with our responses to or any supplemental explanations of such comments, as requested.

General

1.	Comment: Please explain supplementally (i) how total return swaps are treated for purposes of calculating the base management fee (e.g., how the valuation of a total return swap would affect the base management fee where the assets underlying the swap appreciate in value), (ii) whether interest on a swap will be treated as an expense of the Fund for purposes of determining the Fund’s net investment income, (iii) the Fund’s expected exposure on an ongoing basis to swaps and (iv) how the Fund will treat a total return swap for purposes of the asset coverage requirements of Section 18 of the 1940 Act.

Response: Our response is as follows:

(i) The market value of a total return swap (not its notional value) will be included in the calculation of the Fund’s net assets for purposes of calculating the base management fee payable to the Adviser;

(ii) For purposes of computing the Fund’s pre-incentive fee net investment income, the calculation methodology will look through total return swaps as if the Fund owned the referenced assets directly. As a result, the Fund’s pre-incentive fee net investment income includes net interest, if any, associated with a derivative or swap (“Net Interest”), which is the difference between (a) the interest income and transaction fees related to the reference assets and (b) all interest and other expenses paid by the Fund to the derivative or swap counterparty. Accordingly, interest paid by the Fund on a swap will be a Fund expense that will reduce the Fund’s net investment income;

(iii) The Fund does not expect that total return swaps will represent more than a de minimus amount of its assets or overall investment exposure; and

(iv) In the case of swaps that do not cash settle, the Fund will identify on its books liquid assets equal to the full notional amount of the instrument while the positions are open, to the extent there is not an offsetting position. With respect to swaps that are required to cash settle, the Fund will identify liquid assets in an amount equal to the Fund’s daily marked-to-market net obligations (i.e., the Fund’s daily net liability) under the instrument, if any. Instruments that do not cash settle may be treated as cash settled for asset segregation purposes when the Fund has entered into a contractual arrangement with a third-party futures commission merchant or other counterparty to offset the Fund’s exposure under the contract and, failing that, to assign its delivery obligation under the contract to the counterparty.

Preliminary Prospectus

2.	Comment: The name of the Fund includes the term “global.” Please expressly describe how the Fund will “invest [its] assets in investments that are tied economically to a number of countries throughout the world.” See Investment Company Names, Investment Company Act Release No. 24828, at n. 42 (Jan. 17, 2001). For example, the Fund could include a policy that, under normal market conditions, it will invest significantly (e.g., at least 40% of its assets, unless market conditions are not deemed favorable, in which case the fund would invest at least 30% of its assets) in companies organized or located in multiple countries outside the United States or doing a substantial amount of business in multiple countries outside the United States. In the SEC staff’s view, adopting a policy to invest in at least three countries, including the United States, is insufficient.

Response: The Fund has determined to remove the word “Global” from its name and disclosure throughout the Registration Statement has been revised accordingly.

3.	Comment: Please supplementally confirm that each of the Adviser and Sub-Adviser is a registered investment adviser and the effective date of its registration.

Response: We hereby confirm that each of the Adviser (SEC number 801-112066) and the Sub-Adviser (SEC number 801-77691) is a registered investment adviser since November 16, 2017 and March 13, 2013, respectively.

Summary of Terms—Portfolio Composition

4.	Comment: Please provide plain English disclosure describing the Fund’s 80% policy in the following sentence: “Derivative instruments used by the Fund will be counted toward the Fund’s 80% policy to the extent they have economic characteristics similar to the securities included within that policy”.

Response: The disclosure has been revised accordingly.

5.	Comment: Please add a sub-heading to the final paragraph of this section or otherwise clarify its relation to the remainder of the section.

Response: The disclosure has been revised accordingly.

Summary of Terms—Management and Incentive Fees

6.	Comment: Please revise the disclosure to state more clearly in plain English the Fund’s incentive fee structure.

Response: The disclosure has been revised accordingly.

7.	Comment: Please revise the disclosure to refer to “Adviser Recoupment” rather than “Adviser Reimbursement” consistently throughout the Registration Statement.

Response: The disclosure has been revised accordingly.

8.	Comment: Please revise the disclosure to clarify that the Adviser recoupment provisions under the Expense Limitation Agreement will not cause Fund expenses to exceed the Expense Cap either (i) at the time of the waiver or (ii) at the time of recoupment.

Response: The disclosure has been revised accordingly.

Summary of Fees and Expenses

9.	Comment: Form N-2 requires the disclosure of expenses associated with a fund’s distribution reinvestment program (“DRP”). Please add an appropriate line item to the fee table of the prospectus reflecting any such expenses.

Response: We respectfully acknowledge the comment; however, there are no fees associated with the Fund’s DRP.

Management of the Fund

10.	Comment: Please revise the disclosure to add a sub-heading prior to the second paragraph of this section.

Response: The disclosure has been revised accordingly.

Management and Incentive Fees

11.	Comment: Please explain supplementally for purposes of calculating the incentive fee, if the Fund engages in a total return swap, how the Fund would determine whether distributions paid under the swap were the result of income or capital gains in respect of the underlying reference assets.

Response: Whenever possible, total return swaps will be booked with two legs, an index leg, representing the value of the underlying reference asset, and a finance leg, e.g., LIBOR +/- spread. The index leg will be booked at the initial underlying starting level per unit of the reference asset and will be priced at the underlying asset’s level for the day. The finance leg will accrue interest expense at the relevant rate and be priced at 100. At reset, the index leg will be closed out at the underlying level at reset date (new notional), the difference representing the capital gain/loss component. Any interest or dividends on the underlying reference asset will be recorded as income on the index leg as of the ex date. Only the net income, or the difference between the income booked on the index leg and the interest expense on the finance leg (assuming a long position in the index leg), will be included in the calculation of the incentive fee.

Determination of Net Asset Value

12.	Comment: Please revise the disclosure to indicate that net asset value will be determined within 48 hours of any sale of the Fund’s shares to investors in accordance with the requirements of Section 23(b) of the 1940 Act.

Response: The disclosure has been revised accordingly.

Preliminary Statement of Additional Information

Investment Restrictions

13.	Comment: Please revise the disclosure to state that, with respect to participation interests, the Fund will treat both the financial intermediary and the borrower as “issuers” for purposes of the Fund’s fundamental industry concentration policy. See Pilgrim Prime Rate Trust No-Action Letter (June 29, 1989).

Response: We respectfully acknowledge the comment; however, we believe that it is appropriate and consistent with prior SEC staff guidance to look only to the corporate borrower in a loan participation, and not to the financial intermediary, for purposes of the Fund’s industry concentration policy. The Fund recognizes that the SEC staff has in the past indicated that a fund should consider both the corporate borrower and the financial intermediary as issuers as it relates to its diversification policy under Section 5 of the 1940 Act when, e.g., seeking to implement a policy of investing that, with respect to 75% of its assets, would allow investment up to 10% of its assets in pass-through interests of a lending bank without changing its status as a diversified company (Pilgrim Prime Rate Trust No-Action Letter, June 29, 1989), or investing in a loan participation that does not shift to the fund the direct debtor-creditor relationship with the corporate or other borrower (Putnam Diversified Premium Income Trust No-Action Letter, July 10, 1989). The Fund maintains, however, that such treatment should be distinguishable for purposes of the Fund’s industry concentration policy, and notes that neither Pilgrim nor Putnam suggested that the same treatment applies for purposes of industry concentration.

Loan participations in which the Fund may invest may change in value in response to changes in interest rates and in the actual or perceived credit of the underlying borrower, and potentially little in response to factors affecting the industry of the participating agent or other financial intermediary. In addition, in the context of an intermediary that is acting as a pass through with respect to a loan participation, the primary concern with respect to that intermediary relates to a specific issuer, i.e., that the intermediary may be unable to meet its obligations under the arrangements and that such failure may adversely affect the Fund. In contrast, industry concentration considerations are principally about exposure to changes in an industry that will affect the values of the investments in all or most of the issuers in such industry similarly.

Part C—Exhibits

14.	Comment: Please supplementally confirm that the Investment Advisory Agreement describes with specificity how the incentive fee will be calculated with respect to total return swaps.

Response: We hereby confirm.

* * * * *

Should you have any questions or comments, please contact the undersigned at 212.698.3525.

Sincerely,

/s/ Richard Horowitz

Richard Horowitz